SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                    )

          Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

99.1:	Announcement dated May 9, 2006 and published in the newspapers in Hong Kong on May 10, 2006, announcing that the Registrant and its wholly-owned subsidiary, Goldcosmos Investments Limited (the “Issuer”), have entered into an agreement with Citigroup Global Markets Limited (the “Sole Bookrunner”), pursuant to which the Sole Bookrunner has agreed to purchase, or procure purchasers, for the zero coupon guaranteed convertible bonds in the principal amount of approximately US$183.0 million to be issued by the Issuer. Closing is expected to occur on June 7, 2006 or such other date as the Sole Bookrunner and the Issuer may agree.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaonan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: May 10, 2006

EXHIBIT INDEX

Exhibit	Description
99.1:	Announcement dated May 9, 2006 and published in the newspapers in Hong Kong on May 10, 2006, announcing that the Registrant and its wholly-owned subsidiary, Goldcosmos Investments Limited (the “Issuer”), have entered into an agreement with Citigroup Global Markets Limited (the “Sole Bookrunner”), pursuant to which the Sole Bookrunner has agreed to purchase, or procure purchasers, for the zero coupon guaranteed convertible bonds in the principal amount of approximately US$183.0 million to be issued by the Issuer. Closing is expected to occur on June 7, 2006 or such other date as the Sole Bookrunner and the Issuer may agree.

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